Exhibit 3.1
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
SMARTAG INTERNATIONAL, INC.

Smartag International, Inc. a corporation organized and existing under the laws of the state of Nevada, hereby certifies as follows:

1.
The name of the corporation is Smartag Internaional, Inc. and the name under which the Corporation was originally incorporated is Theca Corporation, Merger Sub. The date of filing of its original Articles of Incorporation with the Secretary of State was November 24, 2004.

2.	This Amended and Restated Articles of Incorporation amends the provisions of the Articles of Incorporation of this corporation in full.
3.	The text of the Articles of Incorporation as amended and heretofore is hereby amended and restated to read as herein set forth in full:

“ARTICLES OF INCORPORATION

OF

SMARTAG INTERNATIONAL, INC.

Article I

Name of Corporation – Smartag International, Inc.

Article II

Registered Agent for Service of Process: Incorp Services, Inc. 375 N Stephanie St. Suite 1411, Henderson, NV 89014.

Article III

Authorized Capital:  (a)the total number of shares of stock which the Corporation shall have authority to issue is Five Hundred and Twenty Five Million (525,000,000) which shall consist of (i) Five Hundred Million (500,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”) and (ii) Twenty Five Million (25,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

(b) Common Stock - There shall be no cumulative voting and all pre-emptive rights are denied.  Each share shall entitle the holder thereof to one vote at all meetings of the stockholders. Stockholders shall not be liable to the Corporation or its creditors for any debts or obligations of the Corporation. (b) Simultaneous with the effective date of the filing of this Amended and Restated Articles of Incorporation (the "Effective Date"), each share of common stock, par value $.001 per share of the Corporation issued and outstanding and all shares held as treasury shares immediately prior to the Effective Date shall be automatically reclassified and continue without action on the part of the holder thereof, as 1 for 5 reverse split of the Company’s shares of common stock, par value $.001 per share.  The Corporation shall not issue fractional shares on account of such reverse split. Holders of the issued common stock who would otherwise be entitled to a fraction of a share on account of the reverse split shall have such fractional share rounded up to the nearest whole share.

(c) Preferred Stock - The Board of Directors of the corporation is expressly authorized to provide for the issuance, in one or more series, of the Preferred Stock.  The Preferred Stock shall be issued as such series as the Board of Directors may designate in the resolution or resolutions providing for such issue.  For each such series, the Board of Directors is expressly authorized to provide for the number of its shares, the voting powers, full or limited, of the shares of such series, or that such shares shall have no voting powers, and the designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof.

Article IV

The governing board of the Corporation shall be styled as a “Board of Directors”, and any member of said Board shall be styled as a “Director.”  The number of directors of the Corporation may be increased or decrease in a manner provided in the Bylaws of the Corporation; provided, that the number of directors shall never be less than one.  In the interim between elections of directors by stockholders entitled to vote, all vacancies, including vacancies caused by an increase in the number of directors and included vacancies resulting from the removal of directors by the stockholders entitled to vote which are not filled by said stock holders, may be filled by the remaining directors, though less than a quorum.

The name and address of the Board of Directors are as follows:

Abdul Hamed bin Sepawi
Lim Peng Keong,
Choong Huck Liang,
Sim Kay Wah,
375 N Stephanie St. Suite 1411,
Henderson, NV 89014

Article V

The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented.  Any repeal or amendment of this Article by the stockholders of the Corporation shall be prospective.

Article VI

The Corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his/her official capacity and as to action in another capacity while holding such office, and shall continue as a to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Article VII

The Corporation shall have perpetual existence

Article VIII

The nature of the business of the Corporation and the objects or the purposes to be transacted, promoted, or carried on by it are to engage in any lawful activity.

Article IX

The Corporation reserves the right to amend, alter, change, or repeal, any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.”

4.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in a case of a vote of classes or series or may be required by the provisions of the articles of incorporation of the amendment and restatement is 98.65%.

5.	The effective date of this filing is February 9, 2009.

Signed on this 6th day of February 2009

/s/ PENG KEONG LIM
By: Peng Keong Lim
Its: CEO